Barfresh Food Group Inc.

3600 Wilshire Boulevard, Suite 1720

Los Angeles, CA 90010

July 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Barfresh Food Group Inc.
Request to Withdraw Registration Statement on Form S-3
File No. 333-288765

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 as amended (the “Securities Act”), Barfresh Food Group Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 18, 2025.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Lisa Roger, Chief Financial Officer, Barfresh Food Group Inc., at 3600 Wilshire Boulevard, Suite 1720, Los Angeles, CA 90010 (or via email at lisa@barfresh.com), with a copy to Fay Matsukage, Doida Crow Legal LLC, 7979 E. Tufts Avenue, Suite 1750, Denver, CO 80237 (or via email at fay@doidacrow.com).

Please do not hesitate to contact Fay Matsukage via telephone at (720) 306-1001 or via email at fay@doidacrow.com if you have any questions regarding the foregoing or if we can provide any additional information.

Respectfully submitted,

Barfresh Food Group Inc.

By:	/s/ Riccardo Delle Coste
Riccardo Delle Coste, CEO

cc:	Fay Matsukage, Doida Crow Legal LLC